UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-38710

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Corteva, Inc.
9330 Zionsville Road
Indianapolis, Indiana 46268

RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Retirement Savings Plan (the “Plan”) as of December 31, 2021 and December 31, 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 13, 2022

We have served as the Plan’s auditor since at least 1993. We have not determined the specific year we began serving as auditor of the Plan.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
Assets:
Investments, at fair value:
Participant-directed brokerage account	$91,468,074	$88,958,065
Common stock	114,745,461	99,110,063
Total investments at fair value	206,213,535	188,068,128

Plan interest in Corteva Agriscience Defined Contribution Plan Master Trust (formerly known as DuPont and Related Companies Defined Contribution Plan Master Trust)	7,691,710,154	7,338,139,979

Receivables:
Participants’ contributions	436	423
Employer’s contributions	31,817,824	3,533,735
Notes receivable from participants	19,963,521	19,660,901
Total receivables	51,781,781	23,195,059

Cash	3,204,035	3,370,727

Total assets	7,952,909,505	7,552,773,893

Liabilities:
Accrued expenses	49,500	47,000

Net assets available for benefits	$7,952,860,005	$7,552,726,893

See Notes to the Financial Statements beginning on page 4.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

2021
Additions:
Investment income:
Net investment income from interest in Corteva Agriscience Defined Contribution Plan Master Trust (formerly known as DuPont and Related Companies Defined Contribution Plan Master Trust)	$911,928,998
Net appreciation in fair value of investments	26,224,151
Dividend income	7,385,728
Net investment income	945,538,877

Contributions:
Employer’s contributions, net	94,125,193
Participants’ contributions	108,991,997
Rollovers	15,219,054
Total contributions	218,336,244

Interest from notes receivable from participants	988,071

Total additions	1,164,863,192

Deductions:
Benefits paid to participants	764,208,729
Distribution of dividends	53,055
Administrative expenses	1,416,851
Total deductions	765,678,635

Net increase prior to asset transfers	399,184,557

Asset transfers in from other plans	948,555

Net increase	400,133,112

Net assets available for benefits:
Beginning of year	7,552,726,893
End of year	$7,952,860,005

See Notes to the Financial Statements beginning on page 4.

RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
Unless otherwise indicated or the context otherwise requires references in this Form 11-K to:
•"Corteva" or "the Company" refers to Corteva, Inc. and its consolidated subsidiaries (including EID);
•"EID" or "Plan sponsor" refers to E.I. du Pont de Nemours and Company and its consolidated subsidiaries or E.I. du Pont de Nemours and Company excluding its consolidated subsidiaries, as the context may indicate;
•"DowDuPont" refers to DowDuPont Inc. and its subsidiaries prior to the Separation of Corteva defined below, as the context may indicate;
•"Historical Dow" refers to the Dow Chemical Company and its consolidated subsidiaries prior to the Internal Reorganization defined below;
•"Internal Reorganizations" refers to the series of internal reorganization and realignment steps undertaken by EID and Historical Dow to realign its business into three groups: agriculture, materials science and specialty products. These steps include:
a.the April 1, 2019 transfer of the assets and liabilities aligned with EID's material science businesses including EID's ethylene and ethylene copolymers business, excluding its ethylene acrylic elastomers business, ("EID ECP") to DowDuPont, which were ultimately conveyed by DowDuPont to Dow;
b.the May 1, 2019 distribution of EID legal entities containing the assets and liabilities of EID’s specialty products business to DowDuPont;
c.the May 2, 2019 conveyance of Historical Dow's agriculture business to EID; and
d.the May 31, 2019 contribution of EID to Corteva.
Refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 for further information on the internal reorganization.
•"Dow" refers to Dow, Inc. after the Dow Distribution defined below;
•"DuPont" refers to DuPont de Nemours, Inc. formerly known as DowDuPont prior to the Separation of Corteva;
•"Dow Distribution" refers to the separation of DowDuPont's materials science business into a separate and independent public company effective as of 5:00 pm ET on April 1, 2019, by way of a distribution of Dow Inc. through a pro rata dividend in-kind of all of the then-issued and outstanding shares of Dow's common stock, par value $0.01 per share, to holders of DowDuPont's common stock, as of the close of business on March 21, 2019; and
•"Corteva Distribution" refers to the separation of the agriculture business of DowDuPont effectuated through a pro rata distribution of all of the then-issued and outstanding shares of common stock, par value $0.01 per share, of Corteva, Inc., which was then a wholly-owned subsidiary of DowDuPont, to holders of record of DowDuPont common stock as of the close of business on May 24, 2019.

The Plan is a defined contribution plan subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the U.S. Internal Revenue Code (“IRC”) established by the Board of Directors of Corteva, Inc. The Plan is a tax-qualified, contributory profit-sharing plan.
DowDuPont was formed on December 9, 2015 to effect an all-stock, merger of equals strategic combination between Historical Dow and EID. On August 31, 2017 at 11:59 p.m. ET, pursuant to the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 (the "Merger Agreement"), Historical Dow and EID each merged with wholly owned subsidiaries of DowDuPont ("Mergers") and, as a result of the Mergers, Historical Dow and EID became subsidiaries of DowDuPont (collectively, the "Merger"). Historical Dow and EID did not merge their defined contribution plans as a result of the Merger.
On April 2, 2019, following the completion of the Dow Distribution, Dow commenced trading under the symbol “DOW” on the New York Stock Exchange. Prior to the commencement of trading on April 2, 2019, participants in the Plan who were stockholders and held DowDuPont stock as of the close of business on April 1, 2019 received one share of Dow common stock for every three shares of DowDuPont common stock.

Participants in the Plan who held DowDuPont stock as of the close of business on May 29, 2019 received one share of Corteva common stock for every three shares of DowDuPont common stock. On June 1, 2019, Corteva, Inc. became an independent, publicly traded company through the previously announced separation of the agriculture business of DowDuPont. Following the Corteva Distribution, DowDuPont changed its registered name from "DowDuPont Inc." to "DuPont de Nemours, Inc.” and continues to hold the specialty products business. Following the Corteva Distribution, DuPont de Nemours, Inc. ("DuPont") common stock is traded on the NYSE under the ticker symbol "DD".
In connection with the Dow Distribution and the Corteva Distribution, DowDuPont, Dow, and Corteva entered into an employee matters agreement, effective as of April 1, 2019 (“Employee Matters Agreement”), which states:
•Effective April 1, 2019, the Plan participants aligned with DowDuPont’s materials science business ceased contributions to the Plan. Additionally, Dow employees aligned with Corteva and DuPont businesses were allowed to enter the Plan as new participants when those entities formally adopted the Plan as of April 1, 2019. No plan assets were transferred to or from the Plan as a result of the Dow Distribution. At the participant’s discretion, their assets in former plans were rolled into the Plan.
•Effective June 1, 2019, the Plan participants aligned with DuPont ceased to contribute to the Plan. For participants aligned with DuPont, Corteva and DuPont agreed to cooperate in good faith to cause a trustee-to-trustee transfer of all assets and liabilities (including notes receivable from participants (loans) in-kind). The Transfer was completed in June 2019 and was conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of the Employee Retirement Income Security Act of 1974, as amended.

In March 2021, $948,555 in assets, which consisted of $929,517 in investments and $19,038 in loans, were transferred from the Granular, Inc. 401(k) Plan to the Plan. There was a blackout period from March 15, 2021 through March 26, 2021 that applied to participants of the Granular, Inc. 401(k) Plan who moved to the Plan effective January 1, 2021.

Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by EID. The Savings Plan Investment Committee, whose members are also appointed by EID, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies.  EID holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America is the trustee for the balances in common stocks and mutual funds held in the participant-directed brokerage accounts and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust") on January 28, 2008. The Master Trust was renamed to Corteva Agriscience Defined Contribution Plan Master Trust effective January 1, 2021. See Note 3 for further information.

Participation
All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation. No temporary employees are eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions. Participants may elect to make before-tax, Roth 401(k) or after-tax contributions of 1% to 90% of eligible compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the Plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s contribution, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”), annually in the first quarter following the plan year, only to participants who are actively employed on December 31 of the applicable plan year, currently equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the U.S. Internal Revenue Service ("IRS") and the Plan terms.

Participant Accounts
The Plan’s record-keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers through the Master Trust, 5 passively managed index funds, 6 actively managed custom-designed funds, 11 target retirement funds, and a stable value fund. Additionally, the Plan currently offers Corteva common stock and the self-directed brokerage account where participants can choose from various funds and mutual fund families. The Plan also contains an Employee Stock Ownership Plan where participants can elect to have dividends on common stock distributed to them in cash instead of being reinvested in their Plan account.  For the year ended December 31, 2021, $53,055 in dividends were distributed to participants in cash.

Vesting
Participant contributions and the Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:

•The participant has completed at least three years of service with the Company;
• The participant reaches age 65 while working for the Company;
•The participant terminates employment with the Company due to becoming totally disabled while working for the Company;
•The participant’s job with the Company is eliminated;
•The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;
•The participant dies while actively employed by the Company.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances, excluding the Retirement Savings Contribution account, subject to a $1,000 minimum and up to a maximum equal to the lesser of $50,000 (less the participants highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 10 years, except for qualified residential loans, which have a maximum term of 15 years. Loans previously transferred into the Plan could have a maximum original term of 15 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty. As a result of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the plan allowed participants who were impacted by Coronavirus to delay loan payments due between March 27, 2020 and December 31, 2020 for up to one year. At December 31, 2021, loan interest rates ranged from 4.25% to 6.50%.

Withdrawals
Participants may make a hardship withdrawal from their account for specified reasons set forth in the Plan upon establishing an immediate and heavy financial need. The amount of the hardship withdrawal cannot exceed the amount necessary to satisfy the financial need, including any amounts necessary to pay taxes or penalties reasonably expected to result. Additionally, a participant may request an in-service withdrawal of certain contributions and their investment earnings upon reaching the age of 59 ½. As a result of the CARES Act, the Plan allowed participants who were impacted by Coronavirus to elect a Coronavirus-Related Distribution (CRD) of up to $100,000. The election had to be made by December 31, 2020. The repayments are allowed within three years after the date that the distribution was received.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account.  On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains the required minimum distribution age or the year following retirement or termination of employment. As a result of the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act of 2019, the required minimum distribution age is 70 ½ for anyone born before July 1, 1949 and age 72 for everyone else.

Forfeited Accounts
At December 31, 2021 and 2020, forfeited nonvested accounts totaled $686 and $7,081, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses, reinstate participant accounts and to reduce the amount of future employer contributions. A participant’s account may be reinstated if the participant becomes a covered employee by the Plan prior to incurring five consecutive one-year breaks in service.  The participant account will be reinstated as soon as practical after the date the participant becomes a covered employee. Forfeited accounts of $856,552 were used to reduce employer contributions for the year ended December 31, 2021. In addition, forfeited accounts were used to reinstate participant’s accounts and pay for administrative expenses in the amounts of $333,672 and $88,310, respectively.

Administrative Expenses
Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2021 were $1,416,851, which excludes expenses paid by the Master Trust.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, mutual funds, common collective trusts, traditional, separate account and synthetic guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Common stocks are valued at the year-end market price of the common stocks.  The mutual funds, included in the participant-directed brokerage account investments, consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $1,617,128 and $2,037,464 at December 31, 2021 and 2020, respectively.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investment pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of EID, has the oversight responsibility for the investments' managers and evaluates the funds' performances under the Master Trust, except for the Stable Value Fund, which is actively managed by DCMC.

At December 31, 2021 and 2020, no other plans participated in the Master Trust.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at the closing price, the price of the last trade, or the mid-price on the last business day of each period presented.

Fixed income securities are valued using either the reported bid price at the close of business or pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

The Plan includes certain restrictions designed to prevent market timing transactions and excessive trading that prohibit the purchase and subsequent sale of certain Plan Funds within a specified timeframe. There is a minimum waiting period block of five business days which applies to all sell orders and repurchases of all Master Trust Plan Funds except Corteva Stock and the Stable Value Fund.

Description of the Master Trust’s Investment Contracts
The Master Trust holds three types of investment contracts that are fully benefit-responsive: traditional guaranteed investment contracts ("GICs"), synthetic GICs and separate account GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The Master Trust invests in traditional GICs, synthetic GICs and separate account GICs. Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. For synthetic GICs, the Master Trust owns the underlying investments, whereas for the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a DCMC managed Futures Overlay account.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives. The DCMC managed Futures Overlay account is used to reduce the duration of the DCMC Stable Value Global Wrap Tier-5 contracts and consequently of the stable value funds that participate in the contracts.  The overlay will be implemented either through a commingled account or separate accounts for each stable value fund.  The duration reduction will be achieved through short futures positions.  The overlay account will hold the short futures positions and cash or cash equivalents.  The account will not always be active; it will only be active when DCMC decides to provide protection to its funds against rising rates through duration reduction.

For traditional GICs, the insurer maintains the assets in a general account. Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased. Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants. The synthetic and separate account GICs are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•The Plan sponsor’s receipt of a final determination notice from the IRS that the Plan does not qualify under Section 401(a) of the IRC.
•The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.
•The Plan/Master Trust or its representative makes a material misrepresentation.
•The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.
•The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.
•The balance of the contract value is zero or immaterial.
•Mutual consent.
•The termination event is not cured within a reasonable time period, i.e., 30 days.
•The investment manager of the underlying securities is replaced without the prior written consent of the issuer.
•The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2021 and 2020:

	2021	2020
Assets:
Investments, at fair value:
Common stocks	$2,161,025,358	$1,899,128,795
Preferred stocks	9,875,026	7,310,297
Fixed income securities
Government bonds	33,898,505	24,368,126
Corporate bonds	41,071,650	44,270,319
Government mortgage backed securities	15,642,212	27,795,495
Other[1]	16,506,428	13,521,702
Mutual funds	46,440,396	46,855,338
CCTs	2,740,059,914	2,468,615,818
Total investments at fair value	5,064,519,489	4,531,865,890

Investments, at contract value:
Separate account GICs	1,627,601,701	1,843,604,999
Traditional GICs	100,361,386	—
Synthetic GICs	895,530,421	959,874,031
Total investments at contract value	2,623,493,508	2,803,479,030

Cash	3,076,009	1,841,699
Receivables for securities sold	2,673,215	10,429,259
Accrued income	6,334,724	6,178,786
Other assets	1,013,048	1,678,383
Total assets	7,701,109,993	7,355,473,047

Liabilities:
Payables for securities purchased	4,595,817	12,520,860
Accrued expenses	4,239,221	3,762,400
Other liabilities	564,801	1,049,808
Total liabilities	9,399,839	17,333,068

Master Trust net assets	$7,691,710,154	$7,338,139,979
 ___________________________________
1.Other includes bank loans, commercial mortgage-backed securities, asset-backed securities, and non-government backed collateralized mortgage obligations.

At December 31, 2021 and 2020, the Plan's specific interest in the net assets of the Master Trust was 100%, and therefore the dollar amount of the Plan’s interest in each general type of investment, as well as the dollar amount of the Plan’s interest in the other assets and liabilities of the Master Trust is equivalent to the total Master Trust balances stated above.

The following presents the net investment income for the Master Trust for the year ended December 31, 2021:

2021
Net appreciation in fair value of investments	$839,914,189

Investment income:
Interest income	59,038,412
Dividend income	28,833,467
Investment management expenses	(15,159,796)
Net investment income	$912,626,272

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2021:

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$114,745,461	$—	$—	$114,745,461
Participant-directed brokerage account	91,468,074	—	—	91,468,074
Total Plan’s investments, at fair value	$206,213,535	$—	$—	$206,213,535

Master Trust’s investments:
Common stocks	$2,161,025,358	$—	$—	$2,161,025,358
Preferred stocks	9,875,026	—	—	9,875,026
Fixed income securities
Government bonds	—	33,898,505	—	33,898,505
Corporate bonds	—	41,071,650	—	41,071,650
Government mortgage backed securities	—	15,642,212	—	15,642,212
Other	—	16,506,428	—	16,506,428
Mutual funds	46,440,396	—	—	46,440,396
Total Master Trust investment assets	2,217,340,780	107,118,795	—	2,324,459,575

Other financial instruments[1]	—	433,817	—	433,817
Subtotal	2,217,340,780	107,552,612	—	2,324,893,392

Master Trust investments measured at net asset value:[2]
CCTs				2,740,059,914

Total Master Trust assets, at fair value	$2,217,340,780	$107,552,612	$—	$5,064,953,306
 ___________________________________
1.Other financial instruments include forwards, futures, options, and swaps.
2.In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2020:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$99,110,063	$—	$—	$99,110,063
Participant-directed brokerage account	88,958,065	—	—	88,958,065
Total Plan’s investments, at fair value	$188,068,128	$—	$—	$188,068,128

Master Trust’s investments:
Common stocks	$1,899,128,795	$—	$—	$1,899,128,795
Preferred stocks	7,310,297	—	—	7,310,297
Fixed income securities
Government bonds	—	24,368,126	—	24,368,126
Corporate bonds	—	44,270,319	—	44,270,319
Government mortgage backed securities	—	27,795,495	—	27,795,495
Other	—	13,521,702	—	13,521,702
Mutual funds	46,855,338	—	—	46,855,338
Total Master Trust investment assets	1,953,294,430	109,955,642	—	2,063,250,072

Other financial instruments[1]	—	609,101	—	609,101
Subtotal	1,953,294,430	110,564,743	—	2,063,859,173

Master Trust investments measured at net asset value:[2]
CCTs				2,468,615,818

Total Master Trust assets, at fair value	$1,953,294,430	$110,564,743	$—	$4,532,474,991
 ______________________________________
1.Other financial instruments include forwards, futures, options, and swaps.
2.In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

The following summarizes CCTs measured at fair value based on net asset value per share as of December 31, 2021 and 2020. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

	Fair Value		Redemption Notice Period
	December 31, 2021	December 31, 2020
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	$32,467,716	$31,129,420	By 9:30 AM CST on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	323,920,468	288,842,114	By 9:30 AM CST on valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	266,565,690	235,504,545	By 9:30 AM CST one business day prior to valuation date
Northern Trust Collective Global Real Estate Index Fund - Non-Lending	4,523,085	4,823,853	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	220,447,109	196,713,079	By 9:30AM CST on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	341,485,461	313,682,840	By 9:30AM CST on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	1,338,752,758	1,197,670,275	By 9:30AM CST on valuation date
Northern Trust Collective Government Short Term Investment Fund	104,340,053	92,430,140	By 2:00PM CST on valuation date
Voya Core Plus Trust Fund Class 1	107,557,574	107,819,552	By 1:00PM EST on valuation date
	$2,740,059,914	$2,468,615,818

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are units of CCTs managed by Northern Trust, trustee of the Master Trust, as detailed in the table directly above. Bank of America Merrill Lynch, trustee and recordkeeper of the Plan, is the trustee of the participant-directed brokerage accounts. In addition, the Plan offers common stock as an investment option. At December 31, 2021 and 2020, the Plan held 2,426,934 and 2,559,661 shares, respectively, of Corteva Common Stock valued at $114,745,461 and $99,110,063, respectively.

During the years ended December 31, 2021 and 2020, the Plan purchased $21,579,829 and $34,390,426, respectively, and sold $25,706,357 and $37,155,601, respectively, of Corteva common stock. Dividends received from Corteva common stock for the year ended December 31, 2021 were $1,357,141. Additionally, during the year ended December 31, 2021, Corteva common stock had realized gains of $3,151,480. Transactions in these investments, including related fees, and notes receivables from participants, qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan through the Master Trust are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value Fund was approximately $884,356 for the year ended December 31, 2021.  DCMC fee amounts relate to the Master Trust and are allocated to the plans within the Master Trust based on each plan’s proportional interest in the Stable Value Fund.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the Retirement Savings Contributions.

NOTE 7 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated May 9, 2017, covering the Plan and amendments through December 16, 2015, has been received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to initiation of any new income tax examinations for years prior to 2018.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2021 and 2020 to the Form 5500:

	2021	2020
Net assets available for benefits per the financial statements	$7,952,860,005	$7,552,726,893
Amounts allocated to withdrawing participants	(1,617,128)	(2,037,464)
Loan balances considered deemed distributions	(283,685)	(320,975)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	69,478,522	143,614,964
Net assets available for benefits per the Form 5500	$8,020,437,714	$7,693,983,418

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2021 and 2020 to notes receivable from participants per the Form 5500:

	2021	2020
Notes receivable from participants per the financial statements	$19,963,521	$19,660,901
Loan balances considered deemed distributions	(283,685)	(320,975)
Notes receivable from participants per the Form 5500	$19,679,836	$19,339,926

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2021:

2021
Total additions per the financial statements	$1,164,863,192
2021 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	69,478,522
2020 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(143,614,964)
Total income per the Form 5500	$1,090,726,750

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2021:

2021
Total deductions per the financial statements	$765,678,635
Amounts allocated to withdrawing participants at December 31, 2021	1,617,128
Amounts allocated to withdrawing participants at December 31, 2020	(2,037,464)
Current year cumulative deemed distributions	283,685
Prior year cumulative deemed distributions	(320,975)
Total expenses per the Form 5500	$765,221,009

NOTE 9 — SUBSEQUENT EVENTS

Effective April 1, 2022 the Target Date Funds were modified to include Passive Index Funds and a Treasury Inflation-Protected Securities (TIPS) Fund.

Effective July 1, 2022, participants will not be able to direct more than 20% of their contributions to Corteva Stock. Any balance of Corteva Stock in a participant's account on June 30, 2022 may remain even if it exceeds 20% of the total balance. A participant will not be able to transfer funds into Corteva Stock if their balance equals or exceeds 20% of the total balance.

The Plan has evaluated subsequent events through June 13, 2022, the date the financial statements were available to be issued, and has determined that no additional material events occurred which require recognition or disclosure in the financial statements.

RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2021
SCHEDULE H, LINE 4i

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	Corteva Common Stock	Common stock	**	$114,745,461

*	Plan interest in the Corteva Agriscience Defined Contribution Plan Master Trust	Master Trust	**	7,761,188,676

*	Participant-directed brokerage account	Brokerage account	**	91,468,074

*	Notes receivable from participants	4.25% - 6.5% - Maturing from January 2022 - November 2029	**	19,679,836
	Total Assets Held At End of Year			$7,987,082,047
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
SCHEDULE H, LINE 4a

Totals that Constitute Nonexempt Prohibited Transactions
Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2021	$40	$—	$40	$—	$—

Note: The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The contributions and earnings were fully corrected in 2022. Corrections were made in accordance with the IRS and DOL procedures.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan

/s/ Jennifer Sloan
Jennifer Sloan
Vice President, Total Rewards
June 13, 2022